EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Year	Year	Year	Year	Year
	2013	2012	2011	2010	2009
EARNINGS

Income before income taxes*	$6,562	$6,351	$6,031	$5,755	$4,632

Add:

Interest expense (including amortization of capitalized interest)	166	191	206	220	236

Interest component of the ESOP benefit expense	—	—	—	—	1

Portion of rent under operating leases representative of the interest component	103	92	85	81	76

Less:
Equity in undistributed income of 20-50% owned companies	(1)	3	4	4	4

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$6,832	$6,631	$6,318	$6,052	$4,941

FIXED CHARGES

Interest on debt (including capitalized interest)	166	194	206	218	246

Interest component of the ESOP benefit expense	—	—	—	—	1

Portion of rent under operating leases representative of the interest component	103	92	85	81	76

TOTAL FIXED CHARGES	$269	$286	$291	$299	$323

RATIO OF EARNINGS TO FIXED CHARGES	25.4	23.2	21.7	20.2	15.3

*2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate.